CODESMART HOLDINGS, INC.
275 Seventh Avenue, 5th Floor
New York, NY 10001

August 30, 2013

BY EDGAR
Ms. Anne Nguyen Parker, Branch Chief
Mr. Paul Monsour, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CodeSmart Holdings, Inc. (the “Company”) Amendment No. 1 to Current Report on Form 8-K filed July 12, 2013 (the “8-K/A”) Filed No. 333-180653

Dear Ms. Parker:

Reference is made to your comment letter, dated June 5, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter followed by the Company’s response thereto:

Comment #1:

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response #1:

We will amend the 8-K/A accordingly.

Comment #2:

2.
We note your response to comment 1 from our letter dated June 5, 2013, and we reissue such comment in part. While you have paginated the forepart of your current report as we requested, we note that for your audited financial statements for the period from inception to December 31, 2012 that follow the interim period presentation, you have restarted numbering at “F-1,” instead of continuing sequentially with “F-10.” Please ensure sequential numbering of all pages.

Response #2:

We will amend the 8-K/A accordingly.

Comment #3:

3.
We note your response to prior comment 3, and reissue such comment in its entirety. Because we note variances between certain of the information you provide and the information as reported in your citations and because we cannot find support for other information, such as you assertion that CODESMART University is “the featured solution” or that the “starting salary for a coder with no experience is expected to be over $33,000,” please provide us with supplemental support for each of the informational claims included in your filing. For example, please provide to us a copy of each of the referenced third party reports. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each claim may be found in the marked supplemental materials.

Response #3:

Below are the revisions in response to Comment No. 3. Hard copies of the supporting documents have been provided to the Securities and Exchange Commission (the “SEC”).

“As the new medical coding system, ICD-10 is mandated by Centers for Medicare & Medicaid Services (“CMS”) to take effect on October 1, 2014. In addition, the ICD-10 code sets are not a simple update of the ICD-9 code sets, the previous system. The ICD-10 code sets have fundamental changes in structure and concepts that make them very different from ICD-9. With the mandated switch from ICD-9 to ICD-10 rapidly approaching, we believe there will be a significant shortage of coders and billers. To address this anticipated demand, CODESMART™ has established CODESMART™ UNIVERSITY on October 4, 2012. CODESMART™ UNIVERSITY  is a featured solution  to the ICD-10 education and a the only program that provides complete interactivity, audio lectures, performance based education, access to live professors, and interactive tools to reinforce learning, according to the ICD-10 PlayBook of Health Information Management Systems Society (“HIMMS”), the largest national healthcare association (http://www.himss.org/library/icd-10/playbook/sponsors?navItemNumber=13498). CODESMART™ UNIVERSITY offers the education program in ICD-10 to educate existing coders and practitioners, as well as new coders into the industry to help with the shortage of medical coders for ICD-10.”

For the above revised paragraph on page 4 of Amendment No. 2 to Current Report on Form 8-K (“Amendment No. 2 to the 8-K/A”), a hard copy of supporting documents has been provided with the SEC as Addendum No. 1.

“As a well-developed industry in the United States, the healthcare industry had approximately $2.6 trillion spending in 2010. (http://www.npr.org/blogs/health/2012/03/19/148932689/health-care-in-america-follow-the-money). In this industry, a nationwide shortage of medical coders is well recognized, and the needs for more better-trained coders are exacerbated by the implementation of ICD-10 (http://1199seiubenefits.org/wp-content/uploads/2012/06/Addressing-the-Demand-for-Medical-Coders.pdf). Experts project that a significant shortage of new coders will generate thousands of job opportunities as skilled ICD-10 coders will be needed during the next 5 years as the industry transitions from ICD-9, the previous coding system, to ICD-10. (http://www.modernhealthcare.com/article/20130615/MAGAZINE/306159957).”

For the above revised paragraph on page 6 of Amendment No. 2 to the 8-K/A, hard copies of supporting documents have been provided with the SEC as Addendum No. 2, Addendum No.3 and Addendum No.4, respectively.

“The Department of Health and Human Services oversees medical diagnosis codes, and the new system, ICD-10, has already been mandated. All medical service providers in the United States must be ICD-10 compliant by no later than October 1, 2014. Currently, there are over 18 million workers in healthcare industries (http://www.cdc.gov/niosh/topics/healthcare/), and we believe most of the physicians, nurses, medical coders, and hospital employees in the U.S. need to receive this mandatory expertise through training and education. The old medical code system had approximately 16,000 codes, and ICD-10 has approximately 155,000 codes, highlighting the significant amount of education regarding codes that need to take place in order for medical practitioners and hospitals to be compliant and continue to qualify for payments (http://www.icd10watch.com/headline/icd-10-gets-one-year-pushback).”

For the above revised paragraphs on page 6 of Amendment No. 2 to the 8-K/A, hard copies of supporting documents have been provided with the SEC as Addendum No. 5 and Addendum No.6, respectively.

“Additionally, we believe there will be a projected shortage of coders in the near future as the healthcare industry is in a growing mode as a result of the increased utilization of hospital services by an aging population and the growth of tests and treatments. (http://1199seiubenefits.org/wp-content/uploads/2012/06/Addressing-the-Demand-for-Medical-Coders.pdf). For these reasons, Forbes has reported that there is going to be significant demand for ICD-10 trained coders over the coming years, especially for coders that are new to the industry, who may be able to make over $60,000 per year without a college degree (http://www.forbes.com/sites/davidwhelan/2011/10/11/how-to-get-an-80000-job-in-health-care-without-a-college-degree).  The workload for implementing ICD-10 is much greater because the specificities between ICD-9 and ICD-10 coding are very different and the level of detail in ICD-10 requires an entirely different skill set. Thus, we will be focusing our efforts on becoming a leader in educating and training the new ICD-10 coders.”

For the above revised paragraph on page 6 of Amendment No. 2 to the 8-K/A, hard copies of supporting documents have been provided with the SEC as Addendum No. 3 and Addendum No.7, respectively.

“We have initiated a sponsorship campaign and are now endorsed by HIMMS, a cause-based, not-for-profit organization focusing on providing optimal use of information technology (IT) and management systems for healthcare. HIMMS created the ICD-10 PlayBook, which provides critical information to assist hospitals, ambulatory centers, practitioners, and their staff in transitioning to ICD-10 and provides the industry with resources related to their ICD-10 transition. Our main target population is the hospitals, and there are more than 5000 registered hospitals according to American Hospital Association (http://www.aha.org/research/rc/stat-studies/fast-facts.shtml and other health systems nationally. We believe that this program will help generate various leads, build our CODESMART™ UNIVERSITY brand and give us a recognizable identity as an organization known to ensure the right coding procedures, offering good quality education in the industry for coders and clinicians.”

For the above revised paragraph on page 7 of Amendment No. 2 to the 8-K/A, hard copies of supporting documents have been provided with the SEC as Addendum No.8.

Comment #4:

4.
We note your response to prior comment 7, and reissue such comment in its entirety. The guidance in Item 303(a) of Regulation S-K, specifically paragraphs (a)(1) and (2), requires an analysis of your liquidity and capital resources. Contrasting your current size against your plans discussed under “Our Business” and your statement that you expect to earn $10 million in revenues over the next 12 months, please discuss known commitments for capital expenditures and any expected material change to the mix and relative cost of your capital resources. For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to Sections III and IV of the SEC Interpretive Release No. 33-8350, and Sections 501.03, 501.12, and 501.13 of the Financial Reporting Codification.

Response #4:

Below is the revised paragraph on page 11 of Amendment No. 2 to the 8-K/A in response to Comment No. 4.

“Over the next twelve months of operations, the Company has a goal of enrolling approximately 1,000 existing coders, 1,500 clinicians and approximately 5,000 new coders over the next 12 months. Management has targeted $6.0 million in gross revenue for the fiscal year ending December 31, 2013.  Management anticipates generating revenues from college and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners.”

Below are the revised paragraphs on page 13 of Amendment No. 2 to the 8-K/A in response to Comment No. 4.

“Management has targeted $6.0 million in gross revenue for the fiscal year ending December 31, 2013.  Management anticipates generating revenues from college and universities on a private label basis, partnerships with cooperating hospital programs, and coding partners.

In order to achieve the above growth, the Company will need to raise $3.0 to $5.0 million funding through capital raise to support the growth of its current and expected future operations as well as to achieve its strategic objectives.  The Company believes its current available cash along with anticipated revenues may be insufficient to meet its cash needs for the near future if it does not receive the anticipated additional funding.  There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all. In that event, the Company would be required to change its growth strategy and seek funding on that basis, if at all.

From May 2013, management intends to use $175,000 per month for the next 12 months in general and administrative expenses.  In order to execute the revenue growth plan, management intends to devote approximately $500,000 to develop a direct sales force, estimated $175,000 in expenses on a pay per lead program, and estimated $145,000 in direct marketing.  The Company currently plans to spend $50,000 to further enhance and build out the online training programs.”

Comment #5:

5.
We note from your response to prior comment 10 that you have one share of Series A Preferred Stock issued and outstanding. Please include the relevant information Item 403 of Regulation S-K requires with respect to such stock in your Security Ownership of Certain Beneficial Owners and Management table. Further, please present the preferred stock where required in your financial statements.

Response #5:

The preferred stock was issued by CodeSmart Holdings, Inc., not by the private company, The CodeSmart Group, Inc.  Because the financial statements presented in the 8-K/A are those of The CodeSmart Group, Inc., the preferred stock disclosure is not required or relevant.

Below is the amended Security Ownership Table in the section of “Security Ownership of Certain Beneficial Owners and Management” on page 19 of Amendment No. 2 to the 8-K/A in response to Comment No. 5:

“Name and Address of Beneficial Owner(1)	Title of Class	Amount	Percent of Class(2)
Directors and named Executive Officers

Ira Shapiro	Common Stock	2,850,000	15.14%

	Series A Preferred Stock	1	100%

Sharon Franey 5029 Apple Lane, Mohnton, PA 19540	Common Stock	2,912,500	15.47%

All Directors and executive officers as a group (2 persons)	Common Stock	5,762,500	30.61%

	Series A Preferred Stock	1	100%

5% Security Holders

Marc Kovens 60 Edgewater Dr. Coral Gables, FL 33133	Common Stock	2,808,000	14.92%

ICD Capital, LLC (3) 455 Elm Street, Suite 100 Graham, TX 76450	Common Stock	955,000	5.07%

(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner is 275 Seventh Avenue, 7th Floor, New York, NY 10001.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants. There were 18,826,697 shares of common stock issued and outstanding as of the date of this Report.”

(3) Alfred G. Allen, III is the member of ICD Capital LLC (“ICD”) and has the power to vote and dispose the Company’s securities owned by ICD. Therefore, Mr. Allen may be deemed as the beneficial owner of the Common Stock owned by ICD.”

Comment #6:

6.
Please clarify whether Ms. Franey serves as your Chief Executive Officer, as noted in her title on page 23. Similarly, on page 25 please clarify whether Mr. Shapiro was employed as Chief Operating Officer under an employment agreement dated May 8, 2013.

Response #6:

There is a clerical error in the 8-K/-A. Ms. Franey serves as Chief Operating Officer of the Company and Mr. Shapiro is employed as Chief Executive Officer of the Company. Below is the revised paragraph on page 23 of Amendment No. 2 to the 8-K/A in response to Comment No.6:

“Sharon Franey, Chief Operating Officer, Director”

Exhibit No. 10.6 has been re-filed in Amendment No. 2 to the 8-K/A in response to Comment No. 6.

Comment #7:

7.
We note from your response to comment 21 that pro forma financial statements are not required “as the ongoing results of the Company will be that of the accounting acquirer;” and the “operations of the legal acquirer were split-off at the time of the transaction.” However, pro forma financial information is required to be furnished by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-X when financial statements of an acquired business are presented.

Response #7:

Below is the response to Comment No. 7:

    The pro forma financial information is the historical financial information of the accounting acquirer, The CodeSmart Group, Inc.  At the time of the reverse acquisition, the accounting acquirer did not assume the on-going business of the legal acquirer, nor did the accounting acquirer acquire any of the assets or assume any of the liabilities of the legal acquirer.

Comment #8:

8.
We note your response to prior comment 19, and reissue such comment in its entirety. Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. We note that Schedule 5 of Exhibit 4.1, Exhibit A of Exhibit 10.1, and Exhibits A and B of Exhibit 10.2 are missing. In addition, the Securities Purchase Agreement does not have the signature pages that identify the Investors.

Response #8:

    We will amend the 8-K/A accordingly and Exhibits 4.1, 10.1, 10.3, 10.6, have been re-filed in Amendment No.2 to 8-K/A in response to Comment No. 8.

Comment #9:

9.
We note that the forward stock split of common stock was changed from an 8-for-1 ratio to a 2-for-1 ratio. Assuming this change was memorialized and executed in an amended share exchange agreement, please file this updated agreement.

Response #9:

We will enclose the letter amendment to the Share Exchange Agreement as Exhibit 10.13 of Amendment No. 2 to the 8-K/A.

Comment #10:

10.
We note that Sections III and VII were filed with an embedded Excel spreadsheet (“Sales Reporting Template”) and that Section XII was electronically filed in an un-searchable format. Please amend your filing to resubmit this entire exhibit in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 21 (October 2012) and Item 301 of Regulation S-T.

Response #10:

We will amend the 8-K/A accordingly and Exhibit 10.7 has been re-filed in Amendment No. 2 to the 8-K/A in response to Comment No. 10.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ira Shapiro
Ira Shapiro Chief Executive Officer